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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
001-35715

CUSIP NUMBER
NOTIFICATION OF LATE FILING	Y46002104

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant

KBS Fashion Group Limited

Former Name if Applicable

Aquasition Corp.

Address of Principal Executive Office (Street and Number)

XIN FENGGE BUILDING
Yupu Industrial Park

City, State and Zip Code

SHISHI CITY FUJIAN PROVINCE 362700 People’s Republic of China

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 20-F for the year ended December 31, 2014 by April 30, 2015, the filing date applicable to Registrant as a foreign private issuer. Registrant’s CFO, Stanley Wong, resigned his position effective March 15, 2015, citing differences with other senior management. In addition, due to differences relating to the high cost of Registrant’s participation in the public equity capital markets between certain senior management and some members of Registrant’s Board of Directors, management suspended certain payments to some of its outside advisors, including legal counsel and its independent registered accounting firm, whose services were required for preparation of its Annual Report. These differences have been resolved. Registrant is actively seeking a replacement CFO and engaging the required advisors to proceed as quickly as possible with preparation of its Annual Report. Registrant anticipates that it will be able to file its Annual Report by July 15, 2015.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stylianos Stergios Sougioultzoglou	+30	6948 241427
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

2

KBS Fashion Group Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2015	By:	/s/ Stylianos Stergios Sougioultzoglou
Name: Stylianos Stergios Sougioultzoglou
Title: Chief Strategic Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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